

Mail Stop 3030

February 12, 2009

Stanley B. Baron
President and Chief Executive Officer
Lantis Laser Inc.
11 Stonebridge Court
Denville, New Jersey 07834

      Re: **Lantis Laser Inc.**
              Amendment No. 10 to Form SB-2 on Form S-1
              Filed February 11, 2009
              File No. 333-146331

Dear Mr. Baron:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note your response to prior comment 3 and your disclosure on page 23 regarding sales before April 15. This disclosure appears to be inconsistent with Rule 144. Therefore, we reissue the comment which sought clarified disclosure regarding when the shares issued in the settlements can be sold, reflecting the effect of Rule 144. As a related matter, regarding your other outstanding shares, your disclosure on page 11 regarding shares not being sold for 90 days after effectiveness of this registration statement is unclear given Rule 144(d)(1)(ii).

Stanley Baron
Lantis Laser Inc.
February 12, 2009
Page 2

2.   Your disclosure in response to prior comment 4 merely that you plan to seek funding promptly does not address our concern regarding the need to disclose *when* you will *need* the funding. For example, would you have to terminate your operations or extend your development timetable if you cannot obtain the funding within a week? a month? a year? Also, your current disclosure regarding your funding requirements is unclear given your statement on page 17 that Phase 2 is projected to cost $2,000,000 to complete, but your disclosures on pages 6 and 24 indicate that you are in Phase 3. Therefore, we reissue the comment.

3.   Please note that, if the "expressions of interest subject only to [you] becoming a fully reporting company" mentioned in response 4 would involve material dilution or otherwise materially affect investors in this offering, you must provide adequate disclosure regarding those financing alternatives and effects. General disclosure regarding hypothetical material adverse effects would not be sufficient if the financing alternatives that you are considering would result in an undisclosed specific material effect.

Likewise, we note your disclosure that you have commenced discussions regarding waiving your breach of the Livermore license. This implies that Livermore was not readily willing to provide a waiver. Such general disclosure does not satisfy your disclosure obligations if you have more specific material information, like the nature of any material hurdles to obtaining the waiver or material compensation sought by Livermore.

In this regard, from page 19, it appears that the University of Florida can terminate its license to you given your revised development timetable. From page 14, it appears that you will be unable to satisfy your obligations under the AXSUN agreement given your revised timetable. Also, from page 18, it appears that you will have rights to the LightLab patent only for a few months after you begin to sell a product if you meet your current development timetable, assuming that LightLab does not interpret your current financial condition as insolvent and terminate the license before the July 2010 date due to the clause permitting it to terminate for insolvency. It is unclear why your risk factors on pages 6 and 9 and related statements on page 1 do not address these issues. It is also unclear why you identify the LightLab license agreement as exclusive in your prospectus summary and on page 17, while exhibit 10.5 states that it is non-exclusive. It appears that perhaps many of the above issues remain in your filing because you have not thoroughly reviewed your entire registration statement to confirm that it complies with current requirements; for example, we note that your Undertakings, beginning on page II-6, retain language from a previous version of the rules. Please ensure that your entire registration statement is updated with the clear, complete, accurate and specific disclosure required for investors to make an informed investment decision.

*   *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3617 with any questions relating to these comments. You may also contact Praveen Kartholy at (202) 551-3778 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Ernest M. Stern, Esq.— Seyfarth Shaw LLP